NO ACT

DC
PE
11-04-09

Act: 1934
Section: 15D
Rule:
Public Availability: 11/9/2009

November 9, 2009

[redacted]

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

09012703

Re: Medialink Worldwide Incorporated
Incoming letter dated November 4, 2009

Based on the facts presented, the Division will not object if Medialink stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended September 30, 2009. In reaching this position, we note that Medialink has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8 and S-3, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Medialink will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kim McManus
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2009

Mail Stop 4546

Michael E. Storck
Lippes Mathias Wexler Friedman LLP
665 Main Street, Suite 300
Buffalo, New York 14203-1425

Re: Medialink Worldwide Incorporated.

Dear Mr. Storck:

In regard to your letter of November 4, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

LIPPES MATHIAS WEXLER FRIEDMAN LLP

Rule 12h-3 of the Securities Exchange Act of 1934, Sections 13(a) and 15(d) of the Securities Exchange Act of 1934

November 4, 2009

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E. Washington, D.C. 20549-7010
Email: cfletters@sec.gov
mcmanusk@sec.gov

Re: Medialink Worldwide Incorporated (Commission File No. 0-21989)

Ladies and Gentlemen:

This letter amends and is submitted in replacement of our prior letter dated October 20, 2009. We are writing on behalf of our client Medialink Worldwide Incorporated, a Delaware corporation ("Medialink"), to request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "SEC") confirm that it will not recommend enforcement action to the SEC if, under the circumstances described below, Medialink files a certificate on Form 15 ("Form 15") on or before November 16, 2009 the due date of its next periodic report (*i.e.*, Medialink 's Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2009) to suspend Medialink 's reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12h-3 thereunder ("Rule 12h-3").

665 Main Street, Suite 300 • Buffalo, New York 14203-1425 • ph 716.853.5100 • fax 716.853-5199 • www.lippes.com

I. Background

(a) *The Merger*

On July 1, 2009, Medialink entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Medialink, The NewsMarket, Inc., a Delaware corporation ("Parent"), and TNM Group Incorporated, a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"). On September 25, 2009 the stockholders of Medialink met and approved the Merger Agreement and the merger contemplated by the Merger Agreement (the "Merger") thereafter became effective (the "Effective Time"). Pursuant to the terms and conditions of the Merger Agreement Merger Sub merged with and into Medialink, with Medialink being the surviving corporation.

(b) *Treatment of Securities*

(i) Common Stock

At the Effective Time all of the shares of common stock, $0.01 par value, of Medialink ("Common Stock") issued and outstanding (each a "Share" and, collectively, the "Shares") were cancelled and converted into the right to receive $.20 per share (such amount hereinafter referred to as the "Merger Consideration"), except for Shares owned by Medialink, Merger Sub or any of their respective subsidiaries which were cancelled for no consideration. Further, each share of capital stock of Merger Sub outstanding immediately prior to the Effective Time was converted into and became one validly issued share of common stock of the surviving corporation on the terms and subject to the conditions provided for in the Merger Agreement. Under applicable provisions of the Delaware General Corporation Law, Medialink stockholders had the right to dissent from the Merger and to obtain payment in cash of the fair value of their shares of Medialink stock. However, as of the date of this letter, no Medialink stockholder has elected to exercise appraisal rights in connection with the Merger.

(ii) Options

Immediately prior to the Effective Time, the Company had outstanding options to purchase shares of Common Stock issuable pursuant to its Medialink Worldwide Incorporated Amended and Restated Stock Option Plan and its Medialink Worldwide Incorporated 1996 Directors Stock Option Plan ("Options"). Upon consummation of the Merger, at the Effective Time each outstanding Option was terminated and converted into the right to receive an amount equal to the excess, if any, of (a) the Merger Consideration over (b) the exercise price payable in respect of each share of Common Stock issuable upon exercise of that Option. All Options with an exercise price equal to or greater than the Merger Consideration were canceled without receiving any consideration.

(iii) Preferred Stock Purchase Rights

Immediately prior to the Effective Time, each Share then outstanding carried with it associated rights ("Preferred Stock Purchase Rights") to purchase shares of Series A Participating Preferred Stock, $.01 par value per share, issued pursuant to the Preferred Stock Rights Agreement, dated as of August 16, 2001, as amended by and between Medialink and Mellon Investor Services LLC (the "Rights Agreement"). The Preferred Stock Purchase Rights were registered under the Exchange Act but did not trade separately from the associated Shares. Pursuant to the terms of the Rights Agreement, the Preferred Stock Purchase Rights expired at the Effective Time.

Except for the Shares, the Preferred Stock Purchase Rights, and the Company Options, immediately prior to the Effective Time there were no outstanding equity or debt securities of Medialink or outstanding options, warrants or other rights of any kind to acquire equity or debt securities of Medialink. As a result, therefore, upon consummation of the Merger, all securities or rights to acquire securities of Medialink issued and outstanding immediately prior to the Effective Time ceased to be issued and outstanding as of the Effective Time.

II. Securities Act Registration Statements No Longer Effective

Prior to entering into the Merger Agreement, Medialink had on file with the SEC one registration statement on Form S-3 and two registration statements on Form S-8. Each of these registration statements were declared effective prior to the current fiscal year, which ends December 31, 2009, but have been automatically updated during this fiscal year for purposes of Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), through Medialink's Exchange Act filings made during this fiscal year.

A brief description of these registration statements follows:

Medialink Form S-3 – Registration #333-120956: The Medialink Form S-3 registered shares Common Stock for sale by the selling stockholders listed in the Registration Statement, which could have become issuable upon conversion of the aggregate $5,000,000 of the Registrant's Variable Rate Convertible Debentures due June 30, 2010 ("Debentures"), or the exercise of the related warrants ("Warrants"). The Medialink Form S-3 was declared effective in 2004. On June 30, 2009 Medialink repurchased the Debentures from the Debenture holders and amended certain terms of the Warrants. Subsequently Medialink repurchased and cancelled the Warrants. Consequently, no Debentures, Warrants or common stock issuable upon conversion of the Debentures or exercise of the Warrants was issued or outstanding immediately prior to the Effective Time.

Medialink Form S-8's – Registration #333-27207 and Registration #333-126213: The Medialink Form S-8's were filed to register issuances and resales of shares of Common Stock pursuant to the Medialink Worldwide Incorporated Amended and Restated Stock Option Plan and the Medialink Worldwide Incorporated 1996 Directors Stock Option Plan. The Medialink Form S-8's were declared effective in 1997 and in 2005, respectively. In connection with the Merger, all options were cancelled in the manner described in Part I of this Letter.

On October 7, 2009, Medialink filed with the SEC Post-Effective Amendments to the (a) Medialink Form S-3, which removed from registration all securities registered under the Medialink S-3 that remained unsold and (b) Medialink Form S-8's, which deregistered all of the securities previously covered by the Medialink Form S-8's. The Post-Effective Amendments to the Medialink Form S-8's were immediately effective upon filing and, as of October 14, 2009, the Post-Effective Amendment to the Medialink Form S-3 was declared effective.

III. Exchange Act Reporting Obligations

Except for its Common Stock and its Preferred Stock Purchase Rights, Medialink has no other classes of securities that have been registered or are required to be registered under the Exchange Act. The Common Stock, but not the Preferred Stock Purchase Rights, was previously registered under Section 12(b) of the Exchange Act and listed on the NASDAQ Capital Market ("NASDAQ"). On September 28, 2009, in connection with the consummation of the Merger, pursuant to Rule 12d2-2(a) under the Exchange Act, NASDAQ filed an application on Form 25 (the "Form 25") with the SEC to remove the Common Stock from listing on NASDAQ and registration under Section 12(b) of the Exchange Act. The delisting became effective on October 8, 2009, and at such time Medialink's duty to file any reports under Section 13(a) of the Exchange Act as a result of the registration under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5). However, pursuant to Rules 12d2-2(d)(6) and 12d2-2(d)(7), Medialink's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act continued because it had securities (a) registered under Section 12(g) of the Exchange Act and (b) that were registered under the Securities Act on registration statements that were automatically or updated pursuant to Section 10(a)(3) of the Securities Act through Medialink's Exchange Act filings made during this fiscal year.

In order to fully relieve itself of its reporting obligations under Section 13(a) of the Exchange Act, Medialink also has to deregister the Common Stock and the Preferred Stock Purchase Rights registered pursuant to Section 12(g) of the Exchange Act. Medialink has no other classes of equity securities that have been registered or are required to be registered under Section 12(g) of the Exchange Act. Medialink intends to file a Form 15 to deregister the Common Stock and the Preferred Stock Purchase Rights pursuant to Rule 12g4(a)(1)(i) under the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Common Stock and the Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act is expected to occur 90 days after Medialink's filing of the Form 15. However, pursuant to Rule 12g-4(b), Medialink's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of the Common Stock and the Preferred Stock Purchase Rights under Section 12(g) will be suspended immediately upon Medialink's filing of the Form 15.

Upon obtaining the relief sought by this letter, Medialink will file an application on Form 15 on or before November 16, 2009, the due date of its next periodic report (*i.e.*, Medialink's Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2009), with the SEC to deregister its Common Stock and its Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act and also to suspend its reporting obligations under Section 15(d) of the Exchange Act. Medialink requires relief in connection with the suspension of its reporting obligations under Section 15(d) because of Rule 12h-3(c) of the Exchange Act. Other than its Common Stock, Medialink does not have any other class of securities, including any other class of debt security, that requires reporting under Section 15(d) of the Exchange Act.

In general, Rule 12h-3 states that an issuer can suspend its reporting obligations under Section 15(d) immediately upon filing a Form 15. However, Rule 12h-3(c) states that a suspension provided under Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings. While neither the Medialink Form S-3 nor the Medialink Form S-8's became effective during the 2009 fiscal year, these Registration Statements were automatically updated for purposes of Section 10(a)(3) of the Securities Act when Medialink made its Exchange Act filings during the 2009 fiscal year. As a result, despite otherwise satisfying the requirements of Rule 12h-3, Rule 12h-3(c) precludes the suspension of Medialink's duty to file periodic reports under Section 15(d) for the remainder of the 2009 fiscal year without the relief sought by this Letter.

IV. Discussion

We respectfully submit that, notwithstanding the provisions of Rule 12h-3(c), Medialink should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d) of the Exchange Act for the following reasons:

(a) *Medialink Satisfies the Requirements of Rule 12h-3(a) and (b)*

Medialink satisfies all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act. Medialink filed all required reports for fiscal years 2006, 2007, 2008 and the portion of 2009 preceding the date hereof, including Current Reports on Form 8-K reporting the execution of the Merger Agreement and the consummation of the Merger, and will continue to make such filings until it files the Form 15 with respect to which no-action relief is being sought. Medialink advises the Staff that as of the date of this Letter Medialink is current in its Exchange Act reporting obligations. In addition, as noted above, as of the Effective Time all of Medialink's outstanding securities became, and continue to be, held by single holder of record and, pursuant to the Merger, all of Medialink's options and Preferred Stock Purchase Rights were cancelled or converted into the right to receive cash. As a result, we believe that, except for the application of Rule 12h-3(c), Medialink satisfies the criteria for suspension of reporting under Section 15(d) of the Exchange Act.

(b) *Purpose of Section 15(d) Will Not Be Undermined by Granting Medialink Relief*

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this Rule 12h-3(c) limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering". *See* Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263, 28 SEC Docket 1290 (October 5, 1983) (the "Proposing Release"). We believe these policy concerns are not at issue in Medialink's situation for several reasons.

As described in more detail in Part I above, immediately prior to the Effective Time, there were no outstanding equity or debt securities of Medialink or outstanding options, warrants or other rights of any kind to acquire equity or debt securities of Medialink, other than the Common Stock, the Preferred Stock Purchase Rights and the Options. As a result of the Merger (a) all shares of Common Stock outstanding immediately prior to the Effective Time, were cancelled without consideration or were cancelled and converted into the right to receive the Merger Consideration, (b) the Preferred Stock Purchase Rights were cancelled and (c) the Options were cancelled and converted into the right to receive an amount equal to the excess, if any, of the Merger Consolidation over the exercise price for a share of Common Stock under the Option. In other words, all securities or rights to acquire securities of Medialink issued and outstanding immediately prior to the Effective Time were no longer outstanding immediately following the Effective Time. From and after the Effective Time Parent has been and is the only holder of any security of Medialink.

Additionally, neither the Medialink Form S-8's nor the Medialink Form S-3 became effective during this fiscal year; rather, these Registration Statements were updated pursuant to Section 10(a)(3) of the Securities Act. In such cases, and, when pursuant to a merger transaction the issuer becomes a wholly-owned subsidiary of another company, the concern about providing ongoing current information is not the same concern contemplated by the Proposing Release. As noted above, on October 7, 2009 Medialink filed with the SEC Post-Effective Amendments to Medialink's Form S-3 and Form S-8's, in each case deregistering any securities of Medialink that remained covered thereby. All such Post Effective Amendments have become effective. Accordingly, no investors can purchase securities of Medialink pursuant to these Registration Statements thereby necessitating the protections of Section 15(d).

(c) *Benefits Of Periodic Reporting Do Not Outweigh the Filing Burdens*

A further reason that we believe no-action relief should be granted to Medialink is that the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when their securities are held by a small number of persons (less than 300 record holders). In the Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed."

As of and since the Effective Time, the equity in Medialink has been held solely by Parent and no other securities have been issued or outstanding. Should the Staff not grant Medialink relief to suspend its reporting obligations under Section 15(d), Medialink will be required to undergo the expensive and time consuming process of preparing and filing its Quarterly Report on Form 10-Q for the third fiscal quarter of 2009 and its Annual Report on form 10-K for the fiscal year of 2009 for the sole "benefit" of Parent, who will already have access to the information presented in the Form 10-Q and Form 10-K (not to mention any other additional information Parent desires as the corporate parent of Medialink).

(d) *Prior No-Action Relief Granted With Respect to Rule 12h-3(c)*

In several analogous cases[1], the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to the position this Letter requests. In these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not preclude an issuer, otherwise eligible under Rule 12h-3, from filing a Form 15 to suspend any further reporting obligations under of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other publicly traded securities outstanding. Therefore, based on the foregoing arguments, we believe that it is contrary to the underlying policy of Rule 12h-3(c) to deny Medialink suspension of its reporting obligations under Section 15(d) of the Exchange Act, merely because of the automatic update of the Medialink Form S-3 and the Medialink Form S-8's pursuant to Section 10(a)(3) of the Securities Act during the current fiscal year.

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[1] *See, e.g.*, Westaff, Inc. (May 19, 2009), Silverstar Holdings, Ltd. (May 15, 2009), PharmaNet Development Group, Inc. (May 8, 2009); Anheuser-Busch Companies, Inc. (February 18, 2009); UST Inc. (February 18, 2009); EnergySouth, Inc. (December 11, 2008); Questar Assessment, Inc. (June 13, 2008); CollaGenex Pharmaceuticals, Inc. (May 12, 2008); SunCom Wireless Holdings, Inc. (February 29, 2008); International Securities Exchange Holdings, Inc. (January 3, 2008); Bausch & Lomb Incorporated (November 6, 2007); FoxHollow Technologies, Inc. (November 2, 2007); DSL.net, Inc. (March 30, 2007); Summit Bank Corporation (March 14, 2007); Waverider Communications Inc. (March 31, 2006); and PacifiCare Health Systems, Inc. (March 16, 2006).

V. Conclusion

For the reasons discussed above, we respectfully request that the Staff advise that it concurs in Medialink's view that the updating of the Medialink S-3 and the Medialink S-8's pursuant to Section 10(a)(3) of the Securities Act during the current fiscal year would not preclude Medialink from utilizing Rule 12h-3 to suspend its reporting obligations pursuant to Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder if, under the circumstances described in this letter, Medialink files a Form 15 on or before November 16, 2009, the due date of its next Form 10-Q, to deregister its Common Stock and Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act effective immediately upon the filing of the Form 15. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of Medialink to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Exchange Act Release No. 33-7427, (July 1, 1997), we are transmitting one copy of this letter by e-mail.

Please direct any questions or comments to me at (716) 853-5100, ext. 369 or mstorck@lippes.com, or to my colleague Paul Schulz at (716) 853-5100, ext. 221 or pschulz@lippes.com.

Respectfully,

Michael E. Storck

Michael E. Storck